Exhibit 99.68

RIO ALTO RE-AFFIRMS GUIDANCE FOR 2011 GOLD PRODUCTION OF 50,000 OUNCES

For Immediate Release	December 1, 2011

Rio Alto Mining Limited (“Rio Alto” or the “Company”) (TSXV & BVL: RIO, OTCQX: RIOAF, DB Frankfurt: MS2) is pleased to report that for the September through November period, and despite an illegal blockade of the mine in September, gold production from the La Arena Gold Mine amounted to 27,080 ounces (39,125 ounces from May to the end of November) and that the mine is on track to produce approximately 50,000 ounces for the May – December period of 2011. The Company had provided guidance of 50,000 to 60,000 ounces (see September 14, 2011 press release) of pre-commercial gold production during 2011. However, on September 29, 2011 Rio Alto reported that production would be negatively impacted because of a blockade that halted mine development activities. Due to the efforts of Company personnel and contractors work related to the expansion of ore mining to 24,000 tonnes per day is complete. Planning and scheduling is underway for the further expansion of ore mining to 36,000 tonnes per day during 2012.

Rio Alto will provide an updated mineral resource estimate for the La Arena gold oxide deposit and an interim mineral resource estimate for the La Arena copper/gold sulphide deposit within the next few weeks.

Enrique Garay, M Sc. P. Geo. (AIG Member), Vice President Geology of Rio Alto, the Company's nominated Qualified Person pursuant to National Instrument 43-101, has read and approved the scientific and technical information disclosed in this news release. For additional information regarding the La Arena Oxide Gold Mine and the sulphide project please refer to the Company’s NI 43-101 La Arena Project, Peru Technical Report with an effective date of July 31, 2010 prepared on behalf of the Company by Coffey Mining Pty Ltd. a copy of which is available under Rio Alto's SEDAR profile at www.sedar.com.

This news release contains certain forward-looking information including statements concerning the expected timing for the release of resource estimates and expected gold production from the La Arena Gold Mine for the May through December 2011 period. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. There can be no assurance that such information will prove to be accurate and actual results and future events could differ materially from those anticipated in such information. A description of assumptions used to develop such forward-looking information and a description of risk factors that may cause actual results to differ materially from forward-looking information can be found in Rio Alto's disclosure documents on the SEDAR website at www.sedar.com. Rio Alto does not undertake to update any forward-looking information except in accordance with applicable securities laws.

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto's SEDAR profile at www.sedar.com.

ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED

Alex Black
President & COO

FOR FURTHER INFORMATION, CONTACT:

Alex Black, President & COO	Alejandra Gomez, Investor Relations
Phone: +51 1 625 9900	Phone: +1 604 628 1401
Phone: +51 99279 4655	Fax: +1 866 393 4493
Email: alexb@rioaltomining.com	Email: alejandrag@rioaltomining.com

Web: www.rioaltomining.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts the responsibility for the adequacy or accuracy of this release.